EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Kopin Corporation of our reports dated March 11, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Kopin Corporation, appearing in the Annual Report on Form 10-K of Kopin Corporation for the year ended December 28, 2019.

Our report dated March 11, 2020, on the effectiveness of internal control over financial reporting as of December 28, 2019, expressed an opinion that Kopin Corporation had not maintained effective internal control over financial reporting as of December 28, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

/s/ RSM US LLP

Stamford, Connecticut

May 29, 2020